UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED
17/F, Merchandise Harvest Building (East)
No. 333 North Chengdu Road
Shanghai 200041
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited
By:	/s/ Li-Lan Cheng
	Name:	Li-Lan Cheng
	Title:	Chief Financial Officer

Date: November 12, 2010

Exhibit Index
Exhibit 99.1 — Press Release

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